

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Mr. Jeff Hanks
Chief Financial Officer
Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA 92782

  Re: **Resource Holdings, Inc.**
     Items 4.01 and 4.02 Form 8-K/A
     Filed July 26, 2010
     File No. 0-53334

Dear Mr. Hanks:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Ryan C. Milne
        Accounting Branch Chief